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                            August 3, 2023

       Bert Nappier
       Executive Vice President and Chief Financial Officer
       Genuine Parts Company
       2999 Wildwood Parkway
       Atlanta, GA 30339

                                                        Re: Genuine Parts
Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            File No. 001-05690

       Dear Bert Nappier:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Consolidated Results of Operations, page 19

   1. You present total segment profit and total segment margin that appear to be non-GAAP financial measures in
MD&A. Please remove these non-GAAP measures or provide the
                                                        disclosures required by
Item 10(e) of Regulation S-K. Refer to Question 104.04 of the
                                                        Non-GAAP Financial
Measures Compliance and Disclosure Interpretations. This
                                                        comment also applies to
your Forms 10-Q filed in fiscal year 2023.
       Non-GAAP Financial Measures, page 22

   2. You record a tax impact of adjustments representing 2.7% of the total adjustments made in determining adjusted
net income as compared to the GAAP effective tax rate of 24.8%
                                                        in fiscal year 2022.
Please expand your disclosure to clarify how you determined the tax
 Bert Nappier
Genuine Parts Company
August 3, 2023
Page 2
         effect of non-GAAP adjustments in calculating the adjusted net income and adjusted diluted EPS in each reporting period presented. Refer to Question
102.11 of the Non-
         GAAP Financial Measures Compliance and Disclosure Interpretations. Consolidated Balance Sheet, page 36

3. Please state separately, in your balance sheet or in a note thereto, any elements of prepaid expenses and other current assets in excess of five percent of your total current assets.
         Refer to Rule 5-02(8) of Regulation S-X. In addition, please separately state any elements of other current liabilities in excess of five percent of your total current liabilities. Refer to Rule 5-02(20) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.



FirstName LastNameBert Nappier                                  Sincerely,
Comapany NameGenuine Parts Company
                                                                Division of
Corporation Finance
August 3, 2023 Page 2                                           Office of Trade
& Services
FirstName LastName